

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 15, 2018

Scott H. Keeney
President and Chief Executive Officer
nLIGHT, Inc.
5408 Northeast 88th Street, Building E
Vancouver, Washington 98665

> **Re:** **nLIGHT, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 6, 2018**
> **CIK No. 0001124796**

Dear Mr. Keeney:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   Please tell us the reasons for the changed market data disclosed in your prospectus. Please provide us copies of the data used in your prior submissions and the data used in this submission relating to the size of your addressable markets. Please also provide us with copies of the "industry sources" referenced in your response to prior comment 3.

Comparison of Years Ended December 31, 2017 and 2016, page 54

2.   It remains unclear from your response to prior comment 4 and your revised disclosure whether your results of operations were materially affected by decreases in the prices of your products which you indicate throughout your prospectus is a known trend. Your

disclosure should address all material factors impacting your operations for each period presented and should quantify those factors. Please revise your disclosure as appropriate.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountants, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Bryan D. King, Esq.
        Wilson Sonsini Goodrich & Rosati
        Professional Corporation